Mail Stop 4-6

February 11, 2005


Mr. Douglas G. Bergeron
Chief Executive Officer
VeriFone Holdings, Inc.
2099 Gateway Place, Suite 600
San Jose, California 95110

Re:	VeriFone Holdings, Inc.
	Registration Statement on Form S-1 filed January 11, 2005
	File No. 333-121947

Dear Mr. Bergeron:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

General

1. We will process your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the pricing amendment when it is filed. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Examples of omitted information you must provide include the number of shares to be offered and the number of shares to be sold by selling stockholders on the cover. Fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that Rule 430A allows you to omit. Please see Section II.A.7 of Release No. 33-6714. Also, confirm that you have not circulated copies of the registration statement and will not circulate until you include an estimated price range and maximum number of shares, and all other information except information you may exclude in reliance upon Rule 430A.

Registration Statement Facing Page

3. We note your reference to Rule 457(a) with respect to the calculation of your registration fee. It appears, however, that your registration fee was determined pursuant to Rule 457(o). Please revise as appropriate.

Inside Front Cover Page

4. Please provide us proofs of the graphic, visual or photographic information you will use for your inside front cover page prior to the use of your prospectus. Please note that we may have further comments regarding this material.

About This Prospectus

5. We note your disclosure in the second paragraph of this page, which discusses the market data and industry statistics used in your prospectus. You have provided market data and industry statistics by
Mercator Advisory Group, MasterCard International and others to assist investors in understanding your industry, business and potential market. As presented, this information receives fairly prominent discussion in your prospectus, such as in business. As you know, market data and industry statistics included in your prospectus must be based on reasonable and sound assumptions. We presume you believe that the information you choose to include is reliable, and if so, why do you tell shareholders to limit their reliance? Please revise this paragraph to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and industry statistics presented.

Prospectus Summary

6. With respect to any third-party statements in your prospectus such as the market data by Mercator Advisory Group presented in business, please supplementally provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus.
Also,
supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.

Summary Consolidated Financial Data

7. We note that you have used the non-GAAP measure "EBITDA, as adjusted" here and on page 23 of your registration statement.
This
measure appears to be calculated differently than that described as
EBITDA in Release No. 33-8176 and is not exempt from the prohibition in Item 10(e)(ii)(A) of Regulation S-K. Accordingly, items excluded from this measure that required or will require cash settlement or would require cash settlement absent an ability to settle in another manner may not be excluded from this measure. In addition, it is unclear whether you are using "EBITDA, as adjusted" as a measure of your liquidity or performance. Your narrative disclosures intended to comply with Item 10(e)(1)(i)(C) suggest that readers should consider this measure in assessing your liquidity, but reconciling to net income suggests that you consider it a measure of your performance. This should be clarified and your disclosures pursuant to Item 10(e)(1)(i)(C) should be revised to provide more robust information as required by Question 8 of the Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.
Currently,
it is unclear to us why it is useful to investors to exclude each item from your presentation. Please revise this presentation substantially.

Risk Factors

8. We note your sentence in the introductory paragraph that "[s]ome of these risks are described below." This statement reveals little on how you selected the risk factors to discuss. You must discuss all risks that you believe are material at this time. Please see
Item 503(c) of Regulation S-K for additional guidance.

9. We note that certain risk factors you have disclosed identify potential risks resulting from the described uncertainty or cause. For example, risk factors on page 11 discuss the risks generally that may result from breaches of security and defects in your solution. Please review your risk factors in light of this comment and disclose any material incidence, if any, in which such an event has occurred and the actual material effects on your business as a result.

We depend upon third parties to manufacture our products and to supply the components necessary to manufacture our products, p. 8

10. You reference a single or small number of suppliers upon which you plan to depend for components. Please elaborate on the nature of the dependency and the material terms of the agreements with these suppliers. Do material limited source suppliers have a right to terminate and raise prices during the term of the agreement? Additionally, are there sole or limited source supplier agreements you depend upon? If so, it appears they should be filed as exhibits to the registration statement. Please see Item 601(b)(10)(ii)(B) of
Regulation S-K. We note your discussion of specific suppliers on page 56 of your prospectus.

We depend on a limited number of customers, including distributors and resellers, for sales of a large percentage of our system solutions. If we do not effectively manage our relationships with them, our net revenues and operating results will suffer, p. 8

11. Because First Data Corporation contributed a significant portion of your revenues, it appears that First Data is a customer upon which you are substantially dependent. Please file the agreement with First Data as an exhibit or tell us why you do not believe this is not required. Please see Item 601(b)(10)(ii)(B) of Regulation S-K.
Further, please consider disclosing the duration of your relationship with First Data as well as providing a brief discussion of First Data`s business, such as the general nature of its business and the areas where it conducts that business

Our secured credit facility contains restrictive and financial covenants and, if we are unable to comply with these covenants, we will be in default. A default could result in the acceleration of our outstanding indebtedness, which would have an adverse effect on our business and stock price, p. 15

12. In this or a separate risk factor, please discuss any risk associated with the security interest held by your lenders with respect to the credit facility. Please also file the security agreement relating to the security interest. Please see Item 601(b)(10) of Regulation S-K.

If we are unable to improve and maintain the quality of our internal controls, any weakness could materially and adversely affect our ability to provide timely and accurate information about our company, which could harm our reputation and share price, page 15

13. You disclose that, on several occasions, your independent registered public accounting firm identified deficiencies in your internal controls which rose to the level of "reportable conditions."
Supplementally, explain the nature of each condition, when it was identified, the remedial actions taken to correct each deficiency and when it was considered corrected.

Use of Proceeds

14. We note that you have disclosed an agreement to purchase Return on Investment Corporation`s GO Software business. Will any proceeds from this offering be used to finance your acquisition of GO Software? If so, please revise your disclosure to specify such use.
Further, please disclose any current discussions with respect to potential acquisitions of companies and/or technologies.

15. As there appears to be currently no specific plan for a significant portion of the proceeds from the offering, please discuss the principal reasons for the offering. Please see Item 504 of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

16. Please reconcile your statement on page 26 that the July 2002 recapitalization led to you being the indirect owner of all the stock of VeriFone, Inc. with your subsequent statement that you effectively acquired 88% of the outstanding common stock of your predecessor. We also note your disclosure in Note 3 to your financial statements. Please confirm to us that you currently own all of VeriFone, Inc. Further, please specify here and in your prospectus summary whether there is a relationship between GTCR and Gores Technology Group.

17. It appears that you have identified several known, material trends such as the increases in sales and marketing and general and administrative expenses that are expected in fiscal year 2005. Please quantify the expected effects of these and other known, material trends on your future results to the extent possible in accordance with Item 303(A)(3)(ii) of Regulation S-K and Section III.B.3 of Release No. 33-8350.

18. In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you refer to several factors that contributed to the material increase in System Solution revenues in fiscal year 2004, but give no indication as to the relative impact of each factor. Further, we note that your sales and marketing expense discussion for fiscal year 2003 to 2004 discloses that the change for the period is attributable to separate factors in Europe and North America without quantifying each factor. Please revise throughout your management`s discussion and analysis to provide such quantifications when you indicate that multiple factors contributed to a material change. See Section III.D of Release No. 33-6835.

19. We note in your risk factor discussion on page 9 that you plan to expand your current markets and enter into new foreign markets. This strategy with respect to foreign markets appears to be part of a known, material trend. Please provide additional disclosure in this section regarding the development and status of your strategy to expand your international revenues and its historical as well as prospective impact on your results of operations and financial condition. We note that in your gross profit discussion, your international gross profit percentage is lower than your gross profit percentage in North America. For example, do you expect of plan for expansion internationally to contribute to a decreasing gross profit percentages going forward?

20. We note your disclosure that you operate in two segments-North America and International. Please consider discussing in this section the significance of certain individual markets to your operations and any known, material trends with respect to such significant markets. For example, we note that pursuant to your disclosure you hold a leading position in Russia, Poland and Mexico and that Europe constituted 16% of your revenue for the year ended October 31, 2004. How significant are these markets to your business and what material trends and uncertainties affect such markets? Please consider providing period-to-period information with respect to such certain markets or, otherwise, advise us why such information need not be disclosed.

21. In your risk factor discussion on page 14 you state that you are subject to price erosion and have been subject to price pressures. In quantitative terms, describe the price erosion you have experienced over the reported financial statement periods. What was the effect of the price declines? To what extent did these price declines require you to increase product volumes to maintain your revenues? Consider whether these price pressures constitute a known, material trend. How did price pressure impact your business activities and your financial results? Do you pursue business strategies that are designed to mitigate or counteract price erosion in your market?

Income Taxes, p. 28

22. If you expect the tax charge related to the transfer of your intangible assets from the United States to one or more non-U.S.
subsidiaries to be material, indicate when you expect to incur this charge and quantify it to the extent possible.

Year Ended October 31, 2004 Compared to Year Ended October 21,
2003,
pp. 31-33

23. We note your discussion of EMV standards driving electronic payment system replacement activity which contributed to increased net revenues for your System Solutions. This appears to be a material trend which may benefit from further discussion in your management`s discussion and analysis. Will this replacement activity in Europe contribute to your results in later periods? We further note from page 50 that compliance with EMV standards are first required in Europe. How does this impact your North America operations as well as your other international operations particularly in light of your strategy to expand internationally?

24. With respect to your Systems Solutions net revenues discussion, it is unclear from your disclosure whether higher demand for consumer-activated system solutions and increased sales of system solutions utilizing improved communication capabilities contributed to increased net revenues in Europe, North America or generally. We note that your segment information discussion appears to attribute such higher demand to your North America segment. Please clarify and quantify the amount such factor contributed to your change in net revenues for the period. Further, are consumer-activated system solutions the same as PIN-based debit-enabled solutions? Please also consider whether the growth of PIN-based transactions, as mentioned elsewhere on page 49 and elsewhere, constitutes a material trend affecting your results of operations.

25. With respect to your other income (expense), net discussion, supplementally explain to us the nature of the $2.8 million refund for foreign unclaimed pension benefits in Taiwan. Support your accounting treatment for this item and explain the extent to which you offer defined benefit arrangements to your employees at your non-
U.S. subsidiaries.

26. Please revise your segment information discussions to include a table which reconciles the segment measures discussed on pages 33 and
36 to the consolidated measures. In addition, we note that your discussion of segment results is fairly general. For example, you disclose that increased operating income in North America is due to increased revenue and slightly higher gross profit percentage offset by higher operating expenses. Please revise to discuss gross profit information as it relates to each segment and the reasons for variances between segments as well as from one period to the next.

Year Ended October 31, 2003 Compared to Year Ended October 21,
2002,
pp. 34-36

27. With reference to your discussion of Systems Solutions gross profit, supplementally tell us more about the $1.9 million settlement you received from a contract manufacturer in 2003 that provided for reduced procurement costs in the future. Provide us with the material terms of the settlement agreement and support your accounting treatment to recognize this amount at the time of settlement and as a reduction to cost of revenue. In addition, tell us and disclose how these reductions affected fiscal year 2004 results and, if material, revise to quantify the effect. Additionally, tell us how this reduction affects future periods and when it expires.

Liquidity and Capital Resources, pp. 39-40

28. Your discussion of operating cash flows is a recitation of items identified on the face of the statement of cash flows. This does not appear to contribute to an understanding of your cash flows; rather it repeats items that are readily determinable from the financial statements. Revise to address the material changes in the underlying drivers. For example, you disclose that net operating assets and liabilities used $17.7 million of cash in fiscal year 2004, but provide no information as to why these balance sheet items changed.
In addition, you explain that the substantial increase in cash provided by operations in fiscal year 2004 is largely attributable to
"improved working capital efficiencies" with no further explanation.
Please see Section IV.B.1 of Release No. 33-8350 for further guidance.

29. Revise to discuss long-term and short-term needs and sources of capital pursuant to FRC 501.03. Please revise the discussion on page
40 to clarify what is meant by "the foreseeable future" in more definitive terms relative to short-term and long-term liquidity. Use of the phrase "foreseeable future" does not clearly convey to the reader on a quantified basis the lengths and periods of time that you are contemplating in your discussion of cash needs and sources of funds.

Secured Credit Facility, pp. 40-41

30. We note your discussion of certain financial ratios to be maintained pursuant to financial covenants under your credit facility. Please disclose your senior leverage, maximum leverage and fixed charge ratios as of October 31, 2004.

Business

31. We note your disclosure elsewhere in your prospectus regarding your international operations. Please provide in this section the disclosure specifically required by Item 101(d) of Regulation S-K. Alternatively, you may provide a cross-reference to your financial statements as permitted by Item 101(d)(2) of Regulation S-K.

Our Growth Strategy, p. 52

32. We note your statement under "Capitalize on High Growth Opportunities in Emerging Markets" that you hold "a leading position
[in] Russia, Poland and Mexico." Please supplementally provide us with support for this statement. Additionally, expand your disclosure to state concisely the basis on which the leadership claim is made. In your response tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect.

Technology, pp. 54-55

33. With respect to your discussion on libraries and development tools, please specifically discuss how the rapid growth in deployment of third party, value-added applications contributes to your business.

34. With respect to your remote management system discussion, please clarify who maintains remote management of electronic payment systems as well as how your solution allows financial institutions and payment processors to communicate directly with their customers.

Global Outsourcing Operations, p. 56

35. The extent of your dependency on the suppliers you describe in this section is unclear because you provide very little quantitative information about the importance of the supplier to your operations.
For instance, what is the significance of the lower volume, high-value product lines that are supplied by Sammina-SCI, and to what extent have you sold products in Brazil and other Latin American countries.

Proprietary Rights, p. 59

36. We note that you do not appear to have relied upon patents or registered copyrights to protect your proprietary rights. Please elaborate upon your proprietary rights protection strategy and, if applicable, the risks associated with the lack of patent protection.
Please discuss any plans to rely on patents and/or registered copyrights to protect your current solutions.

37. We note your discussion of your technology agreement and license with HP and NCR, respectively. In understandable terms, please explain the importance of these technology assets to your business.
If so, the agreement and license may need to be filed as an exhibit to your registration statement. Please see Item 601(b)(10)(ii)(B) of
Regulation S-K.

Legal Proceedings, p. 60

38. Please expand your disclosure to include the date the lawsuits were instituted. Please supplementally provide us copies of the complaint, answer and any significant pleadings for our review.
Please see Item 103 of Regulation S-K.

Management

39. Please ensure that your disclosure conforms to the requirements of Item 401 of Regulation S-K. We note, for example, that Dr. Denend`s disclosure does not appear to fully account for the past five years with respect to his business experience. With respect to
Dr. Denend`s disclosure, please clarify when Dr. Denend was a partner at McKinsey and Company and when he served in the White House.

Composition of our Board of Directors, p. 63

40. Please file the stockholders agreement as an exhibit to your registration statement. Please see Items 601(b)(9) and 601(b)(10)(ii)(A) of Regulation S-K. Your disclosure suggests that the certain portions of the stockholders agreement will still be effective after consummation of the offering.

Summary Compensation Table, p. 65

41. Please revise your disclosure of the restricted stock awarded to your named executive officers to provide information in accordance with Item 402(b)(2)(iv) of Regulation S-K. Please see
Instructions 1
and 2 for additional guidance.

Stock Option Grants in the Year Ended October 31, 2004, pp. 65-66

42. We note that you have no existing trading market for your shares.
With respect to calculating your potential realizable values, please
see Instruction 7 to Item 402(c) of Regulation S-K.  Please also see
Release No. 33-7009 and Interpretations J.16 and 17 of our July
1997
Manual of Publicly Available Telephone Interpretations. Please either use the midpoint of your offering price range until your initial public offering price is determined or discuss in a footnote the valuation method and assumptions used in determining the fair market value of the options.

Benefit Plans, p. 69

43. We note that your New Founders` Stock Option Plan permits grants to executives and key employees. Please clarify whether this plan is available to generally all of your employees. Otherwise, please provide additional disclosure as to what constitutes a `key` employee.

Certain Relationships and Related Party Transactions

44. Please provide disclosure with respect to your certain relationships and related party transactions since October 31, 2001.
Please see Instruction 2 to Item 404 of Regulation S-K. We note that your 2002 acquisition falls within this timeframe. Please provide clear and understandable disclosure with respect to the various transactions that comprise your 2002 acquisition.

45. Please provide disclosure with respect to the grants of restricted stock to your executive officers, including the date of the grant, the number of shares subject to each grant, the fair value of the shares at the time of grant, the purchase price of the restricted stock and the vesting schedule for the grants.

Transactions with Certain Affiliates of GTCR, p. 70

46. Please disclose whether your agreements with Driver Alliant
Insurance Services and Horn Murdock Cole contained terms comparable to terms that would have been obtained in an arms-length transaction, and summarize the basis for your conclusion in this respect.

Registration Rights Agreement, pp. 70-72

47. Please disclose in your prior discussion of Mr. Bergeron`s senior management agreement the specified exception to the general prohibition on transferring shares of common stock mentioned in this section.

Shares Eligible for Future Sale

Stock Options, p. 79

48. Please confirm that your New Founders` Stock Option Plan is your only stock option plan. The second sentence of this paragraph suggests that you have more than one stock option plan.

Underwriting

49. Please disclose the circumstances under which Credit Suisse
First
Boston and J.P. Morgan Securities will either shorten or waive the lock-up arrangements with respect to (1) you and (2) your officers and directors.

50. Please reconcile your disclosure on page 40 in which you state that Banc of America Securities and Credit Suisse First Boston led the syndicate of financial institutions in connection with your secured credit facility with your statement here that neither of them currently hold any portion of your indebtedness. Did they previously hold a portion of your indebtedness and, if so, how much? Was their consideration provided for their services as agents? We may have further comments.

51. Please tell us whether any member of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to the Office of Chief Counsel.

52. Please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the Web site, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning you or your prospectus that has appeared on their Web site. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

53. Do you or the underwriters intend to engage in a directed share program? If so, supplementally describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when you and the underwriters notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, pp. F-8 to F-9

54. We note that your electronic payment devices run your
proprietary
operating systems, security and encryption software and certified payment software. We further note that your disclosures appear to indicate that both you and your customers believe that software may be more than incidental to your systems, but you do not appear to be
recognizing revenue in accordance with SOP 97-2. If our understanding is correct regarding your application of SOP 97-2, explain how you concluded that software is incidental to your products and services in accordance with paragraph 2 and footnote 2 of SOP 97-2. If our understanding is incorrect, indicate this and we may have further comment.

55. Supplementally, indicate whether you sell your value-added applications or other software separately and explain how your revenue recognition policies for these sales and your software development contracts comply with SOP 97-2.

56. Currently, disclosure regarding your revenue recognition policy is general in nature and does not appear to provide sufficient specific disclosure with respect to the nature of the products or services you provide or the terms of the arrangements under which you provide them. For example, you indicate that, "net revenues from Systems Solutions sales to end-users, resellers, value-added resellers and distributors is recognized upon shipment, delivery, or customer acceptance of the product as required pursuant to the customer arrangement." Supplementally, please provide us with the following:

* Clearly identify the products or services from which you derive material amounts of revenue;
* Describe the material terms of the arrangements (payment, shipment, etc.) under which you provide your products or services. Please include descriptions of terms that you consider to be non-standard and/or non-routine and distinguish between terms offered to direct and indirect customers;
* Identify the elements included in each material type of sales transaction;
* Identify all criteria considered in determining when to recognize revenue and explain how you determine when each of the identified criteria have been met;
* For transactions with multiple elements, indicate how you determine the criteria have been met to be considered a separate unit of accounting and how the timing and amount of revenue attributable to individual elements is determined;
* Identify all authoritative literature that you have relied on in developing your revenue recognition policies. Indicate your basis for concluding that the identified literature is applicable and that your policies comply with that literature; and
* Identify any contingencies such as rights of return, stock rotation rights, price protection, conditions of acceptance, warranties, etc.
Explain the material terms of such provisions in your arrangements and describe how these contingencies affect revenue recognition. We note that you currently use the term "generally" with respect to several of these contingencies in your current disclosure.
Please be specific in your response and revise your disclosures as appropriate.

Research and Development Costs, p. F-13

57. Supplementally tell us where in your statements of operations you classify amortization of software development costs capitalized in accordance with SFAS 86. Note that amortization and impairment of these capitalized software costs should be reported as a component of cost of sales pursuant to Question 17 of the FASB Staff Implementation Guide to SFAS 86.

Note 3 - Acquisition of VeriFone, Inc., pp. F-17 to F-19

58. We note your statements that you were organized as the "indirect" owner of all the stock of the Predecessor and that you "effectively" acquired 88% of the outstanding common stock of the Predecessor in the 2002 acquisition transaction. Supplementally, clarify these statements and explain your basis for concluding that each is true.
Provide us with an analysis that identifies the owners and provides the related ownership percentages of both the Predecessor and Successor and highlight any common ownership. Indicate the shareholder(s) that controlled each entity and support your conclusion that a change in control occurred in the 2002 transaction.

59. We note that you allocated a significant portion of the purchase price of VeriFone, Inc. to acquired in-process research and development. Revise your disclosures to provide the following:

* Provide an overview of the projects acquired;
* Describe the stage of completeness, complexity or uniqueness of the work completed at the acquisition date;
* Disclose, by project, the nature, timing and costs of the remaining efforts to develop the acquired technology into a commercially viable product; and
* Disclose the material assumptions used to determine the value of the purchased in-process research and development including the discount rates used.
60. Supplementally, explain how you complied with the provisions of
EITF 01-03 in assigning value and determining the classification of the assumed liability related to deferred revenue in your acquisition of VeriFone, Inc.

Note 5 - Financing

Promissory Notes Payable to Stockholders, p. F-24

61. We note that you issued warrants to purchase shares of your common and preferred stock in connection with the issuance of notes payable. Supplementally, describe the basis for your determination of the fair value of these warrants. Include the material assumptions used and provide us with the detailed calculations.

Note 7 - Nonvoting Class A Redeemable Convertible Preferred Stock, pp. F-28 to F-29

62. Supplementally, support your classification of this preferred stock in "mezzanine equity" prior to redemption in June 2004.
Identify the accounting literature that you relied on for classification and measurement and discuss how you considered both the provisions and effective date of SFAS 150.

Note 8 - Stockholders` Deficit, pp. F-29 to F-31

63. We note your disclosure on page F-31 related to the modification of your stock options after the equity restructuring. Please tell us and disclose any impact on your results of operations that occurred due to applying the look-back and look-forward guidance to the 429,615 options that were deemed to be issued and cancelled.

64. Supplementally provide us the following information in chronological order for stock option grants and other equity-related transactions for the one-year period preceding the filing of the registration statement:

* The type of security;
* The date of grant/issuance;
* Description/name of option or equity holder;
* The reason for the grant or equity related issue;
* The number of options or equity instruments granted or issued;
* The exercise price or conversion price;
* The fair value of underlying shares of common stock;
* The total amount of compensation deferred, beneficial conversion feature and expense recognized and reconciled to your financial statement disclosures and the magnitude and timing of the amortization expense; and
* Reference the authoritative accounting guidance relied upon for each non-option grant equity transaction.
Continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

65. Please tell us how you determined fair value of the underlying shares of common stock at each grant date. Where you have used valuation methods to determine common stock fair value, tell us whether you used a third-party valuation specialist and when the valuation was performed. Describe the material assumptions used in your valuations. Highlight any transactions with unrelated parties believed by management to be particularly strong evidence of an objective fair value per share determination. Please discuss and quantify the impact on your fair value of any events which occurred between the date of equity-related issues were granted and the date the registration statement was filed. Your response should clarify the reasons for any difference between the fair value at the transaction date and the estimated initial public offering price range. Describe significant intervening events within the company and the broader market that explain the significant changes in fair value of your common stock.

66. In addition, tell us your proposed initial public offering price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your stock.

67. Supplementally, support your accounting for the sale of approximately 7.1 million shares of restricted common stock to related parties on July 1, 2002 and the sale of an additional 729,947 shares in February and March 2003. Please provide an analysis regarding your determination of fair value and support for your accounting for these securities with reference to the authoritative accounting literature and its specific application. In addition, explain to us and disclose the method used to recognize amortization of the related deferred compensation.

Note 10 - Commitments and Contingencies, pp. F-32 to F-33

68. Please tell us more about the self-insurance arrangements you have for employee health and dental costs. Tell us how much you recorded in your statements of operations in the periods presented and how much you have accrued for these liabilities at October 31, 2003 and 2004. Additionally, tell us how the estimates you have made related to these liabilities have compared to the actual costs incurred and explain your basis for excluding such estimates from your discussion of critical accounting estimates beginning on page 43 of your management`s discussion and analysis.

Note 11 - Related-Party Transactions, p. F-34

69. On page F-34 you disclose that you recorded commissions of
$1.6
million and $2.9 million to "an affiliate of a stockholder" for services related to your debt and equity financings. Revise your disclosure on page F-34 to identify the related party and explain how you allocated the commission between debt and equity issuance costs.

Note 14 - Segment and Geographic Information, pp. F-36 to F-38

70. We note that operating losses allocated to "Corporate" within your segment disclosures appear to significantly affect the profitability of both operating segments. Supplementally, tell us more about why you measure your segments in this manner. Confirm whether this is how your chief operating decision maker, or CODM, reviews your segments when allocating resources and assessing performance. Please explain how such decisions are made without considering the significant corporate losses that appear to relate to both segments. Supplementally, quantify and explain the amounts included in the corporate operating losses and indicate whether your
CODM reviews information organized in any manner other than geographically and, if so, how you determined that your current presentation is appropriate. Provide us with copies of reports reviewed by your CODM for the year ended October 31, 2004 and refer to the applicable sections of SFAS 131 in your response.

Item 15. Recent Sales of Unregistered Securities.

71. We note your disclosure on page F-24 suggesting that the warrants discussed herein have since been exercised. Please provide separate disclosure pursuant to Item 701 of Regulation S-K with respect to each transaction resulting in the issuance of shares upon exercise of these warrants. We further note that the warrants issued to affiliates of TCW/Crescent Mezzanine should be for an aggregate of 2,577,102 shares of common stock, as consistent with your prior disclosure, rather than the 2,577,162 shares disclosed.

72. Please confirm in your response whether the issuance of an aggregate of 36,978,209 shares to GTCR and TCW/Crescent Mezzanine is the same as the issuance of common stock for an aggregate consideration of $1,000,000 as disclosed in Note 3 to your financial statements.

73. With respect to your disclosure of sales of shares to your executives, it appears that the transactions with Mr. Bergeron and his affiliate on July 1, 2002 have been aggregated therein.
Please
separately disclose the securities transactions with Mr. Bergeron and his affiliate. Please supplementally advise of the facts supporting your reliance on Rule 701 for Mr. Bergeron`s securities transactions.

Item 16. Exhibits.

74. We note that there are a number of material exhibits to be filed by amendment. We further note that the professional services agreement with GTCR and the amendment to your registration rights agreement each previously mentioned in your disclosure are not reflected in your exhibit table, but may need to be filed as exhibits pursuant to Item 601 of Regulation S-K. Further, please note our prior comments with respect to your material supplier agreements, First Data agreement, stockholders agreement and agreements with HP and NCR. Please ensure that all exhibits required to be filed under
Item 601 are included in your registration statement. We will need sufficient time to process the amendment when the exhibits are included. Please understand that the filing of these exhibits may cause us to raise issues on areas not previously commented upon.

Exhibit 23.1. Consent of Independent Accountant

75. We note that your auditors have included their opinion on the financial statement schedule in their consent. Article 12 of Regulation S-X requires that the auditors` report refer to any supplemental schedules or a separate report on those schedules should be included. Tell us how inclusion of the opinion on the financial statement schedule in the consent complies with Article 12 of Regulation S-X.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Chris Davis at (202) 942-2894, or Mark Kronforst at (202) 842-5341, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 942-1871 for assistance on other matters. If you need further assistance, you may contact me at (202) 942-1818 or Barbara
Jacobs, Assistant Director, at (202) 942-1800.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal


cc:	Via Facsimile
	Scott D. Miller, Esq.
	Sullivan & Cromwell LLP
	1870 Embarcadero Road
	Palo Alto, California 94303
	Telephone: (560) 461-5600
	Facsimile:  (560) 461-5700
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Mr. Douglas G. Bergeron
February 11, 2005
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